CUSIP No. 69121K104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Owl Rock Capital Corporation

(Name of Issuer)

Common Stock, $0.01

(Title of Class of Securities)

69121K104

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69121K104

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 69121K104

1	NAMES OF REPORTING PERSONS MSD Private Capital Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 69121K104

1	NAMES OF REPORTING PERSONS MSD Owl Rock Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 69121K104

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -0-
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 69121K104

Item 1(a)	Name of Issuer:

The name of the issuer is Owl Rock Capital Corporation (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Capital, L.P. (“MSD Capital”), MSD Private Capital Investments, L.P. (“MSD Private Capital”) and MSD Owl Rock Investments, LLC (“MSD Owl Rock”) and Michael S. Dell (collectively, the “Reporting Persons”). MSD Owl Rock is the direct owner of the securities covered by this statement. MSD Private Investments is the sole owner of, and may be deemed to beneficially own securities beneficially owned by MSD Owl Rock. MSD Capital is the general partner of MSD Private Capital and may be deemed to beneficially own securities owned by MSD Private Capital. MSD Capital Management LLC (“MSD Capital Management”) is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital.

Each of Gregg R. Lemkau and Marc R. Lisker is a manager of, and may be deemed to be beneficially owned by MSD Capital Management. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities beneficially owned by MSD Capital Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2023, a copy of which is filed with this Schedule 13G as Exhibit 99.2, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of MSD Capital, MSD Private Capital and MSD Owl Rock is One Vanderbilt Avenue, 26th Floor, New York, New York 10017.

The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, Texas, 78682.

CUSIP No. 69121K104

Item 2(c)	Citizenship:

Each of MSD Capital and MSD Private Capital is organized as a limited partnership under the laws of the State of Delaware. MSD Owl Rock is organized as a limited liability company under the laws of the State of Delaware.

Michael S. Dell is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP No.:

69121K104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	MSD Capital, L.P.

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

B.	MSD Private Capital Investments, L.P.

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

C.	MSD Owl Rock Investments, LLC

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

D.	MSD Capital Management, LLC

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

CUSIP No. 69121K104

E.	Michael S. Dell

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

F.	Gregg R. Lemkau

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

G.	Marc R. Lisker

(a)	Amount beneficially owned: -0-

(b)	Percent of class: -0-

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

CUSIP No. 69121K104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

MSD Capital, L.P.		MSD Private Capital Investments, L.P.

By:	MSD Capital Management, LLC	By:	MSD Capital, L.P.
Its:	General Partner	Its:	General Partner

By:	/s/ Marc R. Lisker	By:	MSD Capital Management, LLC
Name:	Marc R. Lisker	Its:	General Partner
Title:	Manager

		By:	/s/ Marc R. Lisker
Michael S. Dell		Name:	Marc R. Lisker
		Title:	Manager

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker	MSD Owl Rock Investments, LLC
Title:	Attorney-in-Fact
		By:	MSD Private Capital Investments, L.P.
		By:	MSD Capital, L.P.
		Its:	General Partner
		By:	MSD Capital Management, LLC
		Its:	General Partner

		By:	/s/ Marc R. Lisker
		Name:	Marc R. Lisker
		Title:	Manager

CUSIP No. 69121K104

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 13, 2023